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08027958

UNITED STATES
...RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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...NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8- ~~42253~~ 43418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/0107 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wyser-Pratte & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue, Suite 1520
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 509-7800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wyser-Pratte & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial & Operations Principal

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wyser-Pratte & Co., Inc.

Statement of Financial Condition

December 31, 2007

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder of
Wyser-Pratte & Co., Inc.

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wyser-Pratte & Co., Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash	$ 36,555
Due from Broker	252,422
Due from Affiliate	360,790
Due from Officer	150,000
Furniture and Equipment, at cost (net of accumulated depreciation of $190,451)	163,289
Deferred Tax Assets	16,400
Other Assets	20,847
Total Assets	$1,000,303
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities - accrued expenses and other liabilities	$ 149,574
Commitments	
Stockholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	382,790
Retained earnings	466,939
Total stockholder's equity	850,729
Total Liabilities and Stockholder's Equity	$1,000,303

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an introducing broker for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Commissions earned on securities transactions and related expenses are recorded on a trade-date basis.

Furniture and equipment are depreciated over their estimated useful lives using the straight-line method.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. As an S Corporation, the Company is subject to New York City general corporation tax and a New York State tax surcharge, while the stockholder is liable for federal and state income taxes on the Company's taxable income.

Deferred income tax assets arise primarily from the net operating loss and charitable deductions carryforwards and the Company's policy of reporting on the cash basis for income tax purposes.

2. DUE FROM BROKER:

The clearing and depository operations for the Company's transactions are provided by a clearing broker pursuant to a clearance agreement. At December 31, 2007, due from broker represents deposits with the broker and commissions receivable earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing firm to value the short positions and to obtain additional deposits where deemed appropriate.

3. NET CAPITAL REQUIREMENT:

As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater. At December 31, 2007, the Company had net capital of $12,927 before its requirement of $50,000, which resulted in a net capital deficiency of $37,073. This deficiency, which arose on December 31, 2007, was eliminated on the first business day of 2008.

4. COMMITMENTS:

In March 2007, the Company entered an amended lease agreement for its office space. The amendment provides for an extension of the lease until February 2012 and provides for minimum annual rentals through the lease expiration date. The office lease rentals are subject to escalations based upon increases in specified operating expenses. The future aggregate minimum rental commitments under this agreement are as follows:

Year ending December 31,

2008	$ 446,512
2009	446,512
2010	446,512
2011	446,512
2012	74,419
	$1,860,467

The Company and a related affiliate share the rent expense.

5. RELATED PARTY TRANSACTIONS:

All direct expenses are paid by the Company. The Company charged Wyser-Pratte Management Company, Inc. ("Management"), an affiliate, 50% of the expenses that Management and the Company have in common. Compensation expenses are paid by Management. Management charged the Company 50% of the compensation expenses that they have in common. As of December 31, 2007, the Company has an outstanding receivable of $360,790 from Management.

The above intercompany receivable is noninterest-bearing and has no scheduled repayment terms.

The Company earned commission income from three funds in which the chief executive officer of the Company is also a principal of the investment adviser of the funds. As of December 31, 2007, the Company did not have an outstanding receivable from the funds.

As of December 31, 2007, the Company has an outstanding loan due from the chief executive officer of the Company in the amount of $150,000. The loan is noninterest-bearing and has no scheduled due date. The fair value of this loan can not be determined.

6. RECENT ACCOUNTING PRONOUNCEMENT:

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosure about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48, for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its 2008 annual financial statements. The Company is currently assessing the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

Wyser-Pratte & Co., Inc.

Independent Auditor's Report on Internal Control

December 31, 2007

McGladrey & Pullen
Certified Public Accountants

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
110

Independent Auditor's Report on Internal Control

To the Stockholder of
Wyser-Pratte & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Wyser-Pratte & Co., Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

ENT